Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of TenX Keane Acquisition on Amendment No. 1 to Form S-4 (File No. 333-275506) of our report dated April 17, 2023, which includes an explanatory paragraph as to TenX Keane Acquisition’s ability to continue as a going concern, with respect to our audits of the financial statements of TenX Keane Acquisition as of December 31, 2022 and 2021, for the year ended December 31, 2022 and for the period from March 1, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

January 30, 2024